June 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attn:	Ms. Jan Woo
Ms. Ji Shin

Re:	Medical Transcription Billing, Corp.
Amendment No. 3 to Registration Statement on Form S-1
Submitted June 14, 2017
File No.: 333-214863

Ladies and Gentlemen:

On behalf of Medical Transcription Billing, Corp., a Delaware corporation (the “Company”), we respectfully submit the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 12, 2017 with respect to the above referenced registration statement (the “Registration Statement”). We have filed through EDGAR Amendment No. 3 to the Registration Statement. For the Staff’s reference, we have also forwarded copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement. A copy of this letter has been furnished on EDGAR as correspondence.

In this letter, we have summarized in bold face type the comments you conveyed to us. The Company’s response to each comment is set forth immediately below the text of the applicable comment.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to the filing.

MTBC/Form S-1 (No. 333-214863)	Page 2 of 2
June 14, 2017

Staff Comments and Company Responses:

1.	Information provided throughout the prospectus assumes that you will receive the full offering proceeds, net placement agent fees and expenses. Given that this is a “best efforts” offering, please revise the prospectus, including the cover page, prospectus summary, use of proceeds and capitalization sections, to show the impact of receiving proceeds at varying levels, such as 25%, 50%, 75% and 100% of the shares being sold.

Response: The Company has revised the prospectus to show the impact of receiving proceeds at three levels: 33%, 67% and 100% of the shares sold. The Company does not believe its inability to raise a minimum amount of proceeds will have a material impact on the Company. Accordingly, we believe the revised disclosure adequately describes the impact of receiving proceeds at varying levels.

2.	Please file a consent from Montgomery Coscia Greilich LLP to incorporate by reference the report with respect to the consolidated financial statements of MediGain, LLC and subsidiaries included in the Form 8-K filed on December 1, 2016.

Response: The Company has filed a consent from Montgomery Coscia Greilich LLP.

Thank you in advance for your review. Please contact me with any questions or comments you may have at (212) 599-3077.

Very truly yours,

MAZZEO SONG P.C.

/s/ David S. Song
David S. Song
Partner

cc:	Mr. Mahmud Haq, Medical Transcription Billing, Corp.
Mr. Stephen Snyder, Medical Transcription Billing, Corp.
Mr. Bill Korn, Medical Transcription Billing, Corp.
Ms. Shruti Patel, Medical Transcription Billing, Corp.